Filed Pursuant to Rule 424(b)5

Registration Statement #333-109310
PROSPECTUS SUPPLEMENT
(To prospectus dated October 17, 2003)

$5,074,816,000

National Rural Utilities

Cooperative Finance Corporation

Medium-Term Notes, Series C

National Rural Utilities Cooperative Finance Corporation may offer from time to time up to $5,074,816,000 of its Medium-Term Notes, Series C. Each note will mature on a date nine months or more from its date of original issuance. Unless specified otherwise in the applicable pricing supplement to this prospectus supplement, interest on fixed rate notes will be paid on January 15 and July 15 of each year and at maturity. Interest on floating rate notes will be paid on the dates specified in the applicable pricing supplement. Generally, there will not be a sinking fund. Notes may contain optional redemption provisions or may obligate us to repay the notes at the option of the holder. The pricing supplement will describe the specific terms of each note.

	Per Note	Total

Public Offering Price	100.000%	$5,074,816,000

Agents’ Discounts and Commissions	0.125% to 0.750%	$6,343,520 to 38,061,120

Proceeds to National Rural Utilities Cooperative Finance Corporation	99.875% to 99.250%	$5,068,472,480 to 5,036,754,880

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus supplement or attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are being offered on a continuing basis through Lehman Brothers Inc., ABN AMRO Incorporated, Banc of America Securities LLC, Bank One Capital Markets, Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Scotia Capital (USA) Inc., and UBS Securities LLC which are acting as agents. Each agent has agreed to use its reasonable best efforts to solicit offers to purchase the notes. The notes may be sold at or above par or at a discount to any agent, acting as principal, for a commission as set forth in the table above or as otherwise mutually agreed. CFC may also sell the notes directly to investors. No discount or commission will be paid to any agent for a direct sale of notes by CFC. The notes will not be listed on any securities exchange. You cannot be assured that the notes offered by this prospectus supplement will be sold or that there will be a secondary market for the notes.

LEHMAN BROTHERS

ABN AMRO INCORPORATED

BANC OF AMERICA SECURITIES LLC

BANC ONE CAPITAL MARKETS, INC.

DEUTSCHE BANK SECURITIES

JPMORGAN

MERRILL LYNCH & CO.

SCOTIA CAPITAL

UBS INVESTMENT BANK
October 23, 2003

      You should rely only on the information contained or incorporated by reference in this prospectus supplement, the attached prospectus or any attached pricing supplement. We have authorized no one to provide you with different information. You should not assume that the information contained in this prospectus supplement, the attached prospectus or any attached pricing supplement is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these notes in any state where the offer is not permitted.

ABOUT THIS PROSPECTUS SUPPLEMENT; PRICING SUPPLEMENTS

      National Rural Utilities Cooperative Finance Corporation (“CFC”) may use this prospectus supplement, together with the attached prospectus and an attached pricing supplement, to offer CFC’s Medium-Term Notes, Series C, at various times. The total initial public offering price of notes that may be offered by use of this prospectus supplement is $5,074,816,000 (or the equivalent in foreign currencies).

      This prospectus supplement sets forth certain terms of the notes that CFC may offer. It supplements the description of the debt securities contained in the attached prospectus. If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will apply and will supersede that information in the prospectus.

      Each time CFC issues notes, CFC will attach a pricing supplement to this prospectus supplement. The pricing supplement will contain the specific description of the notes being offered and the terms of the offering. The pricing supplement may also add, update or change information in this prospectus supplement or the attached prospectus. Any information in the pricing supplement, including any changes in the method of calculating interest on any note, that is inconsistent with this prospectus supplement will apply and will supersede that information in this prospectus supplement.

      It is important for you to read and consider all the information contained in this prospectus supplement and the attached prospectus and pricing supplement in making your investment decision. You should also read and consider the information in the documents CFC has referred you to in “Where You Can Find More Information About National Rural Utilities Cooperative Finance Corporation” on page 2 of the attached prospectus.

DESCRIPTION OF THE MEDIUM-TERM NOTES

      The Medium-Term Notes, Series C are to be issued under an indenture dated as of December 15, 1987, as supplemented by a first supplemental indenture dated as of October 1, 1990, between CFC and U.S. Bank Trust National Association, as successor trustee. CFC has initially designated U.S. Bank Trust National Association as its paying agent and security registrar for the notes.

General

      The following summary of certain terms of the notes is not complete. You should refer to the indenture, a copy of which is incorporated as an exhibit to the registration statement, of which this prospectus supplement and the attached prospectus are a part. A number of terms used but not defined in this prospectus supplement have the same meaning as in the indenture.

      The notes will constitute a single series of securities under the indenture. We may issue an unlimited aggregate principal amount of securities under the indenture. See “Plan of Distribution” on page S-18 of this prospectus supplement and on page 24 of the attached prospectus. Unless otherwise indicated in the applicable pricing supplement, currency amounts in this prospectus supplement, the accompanying prospectus and any pricing supplement are stated in United States dollars.

      Each note will mature nine months or more from the date of issue, as selected by the agent and agreed to by CFC and as specified in the applicable pricing supplement, and may be subject to redemption at the option of CFC or repaid by CFC at the option of the holder prior to stated maturity as set forth below under “Redemption and Repayment”.

      The notes will be issued in fully registered form. Notes will be denominated in U.S. dollars, in denominations of $1,000 and integral multiples of $1,000. Notes denominated in other currencies will be sold in denominations specified in the prospectus supplement.

      The supplement relating to a note will describe the following terms:

•	the foreign currency (a “specified currency”) of the note;

•	whether the note bears interest at a fixed rate or a floating rate;

•	if other than 100%, the price (expressed as a percentage of the aggregate principal amount of the note) at which the note will be issued;

•	the date on which the note will be issued;

•	the date on which the note will mature;

•	if the note is a fixed rate note, the interest rate per year at which the note will bear interest;

•	if the note is a floating rate note, the base rate, the initial interest rate, the interest payment dates, the reset period, the index maturity, any maximum interest rate and minimum interest rate and any spread and/or spread multiplier and any other terms relating to the particular method of calculating the interest rate or rates for the note;

•	whether the note may be redeemed or repaid prior to maturity, and if so, the provisions relating to the redemption or repayment;

•	whether the note will be issued initially as a book-entry note or a certificated note; and

•	any other terms of the note not inconsistent with the provisions of the indenture.

      Each note will be issued initially as either a book-entry note or a certificated note. The depositary for the book-entry notes will initially be The Depository Trust Company in The City of New York (“DTC”). See “—Book-Entry Notes” on page S-16 of this prospectus supplement.

      An original issue discount note is a note issued at a price lower than the principal amount and provides that upon redemption or acceleration of the note an amount less than the principal amount shall become due and payable. In the event of redemption or acceleration of an original issue discount note, the amount payable to the holder of the note will be determined in accordance with the terms of the note. For information respecting “original issue discount” for United States federal income tax purposes, see “United States Taxation— Tax Consequences to U.S. Holders” on page 17 of the attached prospectus.

      Unless specified otherwise in the applicable pricing supplement, the notes will be denominated in U.S. dollars and payments of principal, premium and any interest on the notes will be made in U.S. dollars. If any of the notes are denominated in a foreign currency (a currency other than U.S. dollars), or if the principal, premium and any interest on any of the notes is payable at the option of the holder or CFC in a currency other than that in which the note is denominated, the applicable pricing supplement will provide additional information, including applicable exchange rate information, pertaining to the terms of those notes and other matters of interest to the holders.

      Payments on book-entry notes will be made through the paying agent to DTC. See “—Book-Entry Notes” on page S-16 of this prospectus supplement.

      Payments of principal, premium and any interest on certificated notes payable at maturity or upon redemption will be made in immediately available funds at the office of the paying agent in the Borough of Manhattan, The City of New York. Payments in immediately available funds will be made only if the certificated notes are presented to the paying agent in time for the paying agent to make payments in immediately available funds in accordance with its normal procedures. CFC has initially designated U.S. Bank Trust National Association, acting through its office in the Borough of Manhattan, The City of New York, as its paying agent for the notes. Interest on certificated notes (other than interest payable at maturity or upon redemption) will be paid by check mailed to the address of the person entitled to the interest. A holder of $10,000,000 or more in aggregate principal amount of certificated notes of like tenor and terms will be entitled to receive payment of interest by wire transfer in immediately available funds, but only if appropriate instructions have been received in writing by the paying agent on or prior to the applicable regular record date for the payment of interest.

      Certificated notes may be presented for registration of transfer or exchange at the office of U.S. Bank Trust National Association in the Borough of Manhattan, The City of New York. Book-entry notes may be transferred or exchanged through a participating member of DTC. See “— Book-Entry Notes” on page S-16 of this prospectus supplement.

      The notes will be direct, unsecured obligations of CFC.

      For a description of the rights attaching to different series of securities under the indenture, see “Description of Debt Securities” on page 8 of the attached prospectus.

Interest and Interest Rates

      Each note will bear interest from the date of issue or from the most recent interest payment date to which interest on that note has been paid or duly provided for at the fixed rate per year, or at the rate per year determined by the interest rate formula, stated in the note and in the applicable pricing supplement until the principal of the note is paid or made available for payment. Interest will be payable on each interest payment date and at maturity or upon earlier redemption or repayment. See “Description of Debt Securities— Payment and Paying Agents” on page 11 of the attached prospectus. Interest will be payable to the registered holder at the close of business on the regular record date; provided, however, that interest payable at maturity will be payable to the person to whom principal shall be payable. Unless specified otherwise in the applicable pricing supplement, the first payment of interest on any note originally issued between a regular record date and an interest payment date will be made on the interest payment date following the next succeeding regular record date to the registered holder on that next succeeding regular record date.

      CFC may change interest rates, or interest rate formulas, from time to time, but no such change will affect any note already issued or for which CFC has accepted an offer to purchase. Interest rates on notes offered by CFC may differ depending upon, among other things, the aggregate principal amount of notes purchased in any transaction. Notes with similar variable terms but different interest rates may be offered concurrently at any time. CFC may also concurrently offer notes having different variable terms (as are described in this prospectus supplement or in any other prospectus supplement or applicable pricing supplement). Unless otherwise indicated in the applicable pricing supplement, the interest payment dates and the regular record dates for fixed rate notes will be as described below under “Fixed Rate Notes”. Unless otherwise specified in the applicable pricing supplement, the interest payment dates for floating rate notes will be as described below under “Floating Rate Notes.” Each regular record date for a floating rate note will be the fifteenth calendar day (whether or not a business day) next preceding each interest payment date. If an interest payment date for any floating rate note would otherwise fall on a day that is not a business day with respect to that note, such interest payment date will be postponed to the following day that is a business day with respect to the note. In the case of a LIBOR note, if the postponement date would fall in the next calendar month, such interest payment date will be the preceding day that is a business day with respect to the LIBOR note. If the maturity of a floating rate note falls on a day that is not a business day, the payment of principal, any premium and interest will be made on the next succeeding business day as if made on the date the payment was due, and no interest on the payment will accrue for the period from and after the maturity.

      Each note will bear interest at either:

•	a fixed rate or rates; or

•	a variable rate determined by reference to an interest rate formula, which may be based upon an index maturity.

      “Index maturity” means the period to maturity of the instrument or obligation on which the interest rate formula is based, as specified in the applicable pricing supplement.

      A floating rate note may also have either or both of the following:

•	a maximum numerical interest rate limitation, or ceiling, on the rate of interest which may accrue during any interest period; and

•	a minimum numerical interest rate limitation, or floor, on the rate of interest which may accrue during any interest period.

Fixed Rate Notes

      Each fixed rate note will bear interest from its date of issue at the annual rate stated in the applicable pricing supplement. Except as provided in the applicable pricing supplement, the interest payment dates for the fixed rate notes will be January 15 and July 15 of each year and the regular record dates will be January 1 and July 1 of each year. Interest on fixed rate notes will be computed and paid on the basis of a 360-day year of twelve 30-day months. Interest payments on fixed rate notes will equal the amount of interest accrued from and including the prior interest payment date or from and including the date of issue, but excluding the related interest payment date or maturity. If any interest payment date or the maturity of a fixed rate note falls on a day that is not a business day, the related payment of principal, any premium or interest will be made on the next business day as if made on the date the payment was due, and no interest will accrue on the amount payable for the period from and after that interest payment date or maturity.

Floating Rate Notes

      The interest rate on each floating rate note will equal the interest rate calculated by reference to the specified interest rate formula in the applicable pricing supplement plus or minus any spread and/or multiplied by any spread multiplier. The “spread” is the number of basis points specified in the applicable pricing supplement as applying to the interest rate for the note and the “spread multiplier” is the percentage specified in the applicable pricing supplement as applying to the interest rate for the note.

      The applicable pricing supplement relating to a floating rate note will designate one or more interest rate bases for the floating rate note. The basis or bases will be determined by reference to:

•	the commercial paper rate, in which case the note will be a commercial paper rate note;

•	the prime rate, in which case the note will be a prime rate note;

•	LIBOR, in which case the note will be a LIBOR note;

•	the treasury rate, in which case the note will be a treasury rate note;

•	the Federal Funds Effective Rate, in which case the note will be a fed funds note;

•	the CD rate, in which case the note will be a CD rate note; or

•	such other interest rate basis or formula as is set forth in such supplement.

      The applicable pricing supplement for a floating rate note also will specify any spread and/or spread multiplier and any maximum or minimum interest rate limitation applicable to each note. In addition, the supplement may define or specify for each note the following terms, if applicable: calculation date, initial interest rate, interest payment dates, regular record dates, index maturity, interest determination dates and interest reset dates with respect to such note.

      The rate of interest on each floating rate note will be reset daily, weekly, monthly, quarterly, semi-annually or annually as specified in the applicable pricing supplement. Unless otherwise specified in the applicable pricing supplement, the interest reset date will be:

•	in the case of floating rate notes that reset daily, each business day;

•	in the case of floating rate notes (other than treasury rate notes) which reset weekly, the Wednesday of each week;

•	in the case of treasury rate notes which reset weekly, except as set forth below, the Tuesday of each week;

•	in the case of floating rate notes which reset monthly, the third Wednesday of each month;

•	in the case of floating rate notes which reset quarterly, the third Wednesday of March, June, September and December;

•	in the case of floating rate notes which reset semi-annually, the third Wednesday of two months of each year, as specified in the applicable pricing supplement; and

•	in the case of floating rate notes which reset annually, the third Wednesday of one month of each year, as specified in the applicable pricing supplement.

However, (a) the interest rate in effect from the date of issue to the first interest reset date with respect to a floating rate note will be the initial interest rate (as set forth in the applicable pricing supplement) and (b) unless otherwise specified in an applicable pricing supplement, the interest rate in effect for the ten calendar days immediately prior to maturity, if applicable, will be that in effect on the tenth calendar day preceding maturity. If any interest reset date for any floating rate note would otherwise be a day that is not a business day for that floating rate note, the interest reset date for that floating rate note will be postponed to the next day that is a business day for such floating rate note. In the case of a LIBOR note, if the postponement date is in the next succeeding calendar month, the interest reset date will be the immediately preceding business day. “Business day” means with respect to any note, any day that is not a Saturday or Sunday and that, in The City of New York, is not a day on which banking institutions generally are authorized or obligated by or pursuant to law, regulation or executive order to close. “London Business Day” means with respect to LIBOR notes only, any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

      The interest determination date pertaining to an interest reset date for a commercial paper rate note, a prime rate note, a fed funds note and a CD rate note will be the second business day prior to the interest reset date with respect to the applicable note. The interest determination date pertaining to an interest reset date for a LIBOR note will be the second London business day prior to that interest reset date. The interest determination date pertaining to an interest reset date for a treasury rate note will be the day of the week in which that interest reset date falls on which treasury bills would normally be auctioned. Treasury bills are usually sold at auction on Monday of each week. If that day is a legal holiday, the auction is usually held on the following Tuesday, but may be held on the preceding Friday. If the auction is so held on the preceding Friday, that Friday will be the treasury interest determination date pertaining to the interest reset date occurring in the next succeeding week. If an auction date for treasury bills falls on any interest reset date for a treasury rate note, then the interest reset date will instead be the first business day immediately following that auction date.

      The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by applicable law. Under present New York law, subject to certain exceptions, the maximum rate of interest for any loan in an amount less than $250,000 is 16% per year, and the maximum rate of interest for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per year on a simple interest basis. The limit may not apply to floating rate notes in which $2,500,000 or more has been invested.

      Unless otherwise indicated in the applicable pricing supplement and except as provided below, interest will be payable:

•	in the case of floating rate notes which reset daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year;

•	in the case of floating rate notes which reset quarterly, on the third Wednesday of March, June, September and December of each year;

•	in the case of floating rate notes which reset semi-annually, on the third Wednesday of the two months of each year specified in the applicable pricing supplement;

•	in the case of floating rate notes which reset annually, on the third Wednesday of the month specified in the applicable pricing supplement; and

•	in each case, at maturity.

      Unless otherwise indicated in the applicable pricing supplement, interest payments for floating rate notes will be the amount of interest accrued from and including the date of issue or the most recent date for which interest has been paid or provided to but excluding the interest payment date or maturity date. However, if the interest reset dates with respect to any floating rate note are daily or weekly, interest payable on any interest payment date, other than interest payable on any date on which principal on any such note is payable, will include interest accrued from but excluding the most recent regular record date for which interest has been paid or provided, or from and including the date of issue, to and including the next preceding regular record date. However, interest payments on floating rate notes made at maturity will include interest accrued to but excluding the date of maturity. Accrued interest from the date of issue or from the last date to which interest has been paid is calculated by multiplying the face amount of a floating rate note by an accrued interest factor. The accrued interest factor is computed by adding the interest factors calculated for each day in the period for which accrued interest is being calculated. The interest factor for each such day is computed by dividing the interest rate applicable to such date by 360, in the case of commercial paper rate notes, prime rate notes, LIBOR notes, fed funds notes or CD rate notes, or by the actual number of days in the year, in the case of treasury rate notes.

      Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect. If it has been determined, the calculation agent will also provide the interest rate which will become effective as a result of a determination made on the most recent interest determination date with respect to that floating rate note. Unless otherwise provided in the applicable pricing supplement, U.S. Bank Trust National Association will be the calculation agent with respect to the floating rate notes. Unless otherwise specified in the applicable pricing supplement, the calculation date, if applicable, pertaining to any interest determination date will be the earlier of (1) the tenth calendar day after such interest determination date, or, if such day is not a business day, the next succeeding business day or (2) the business day preceding the applicable interest payment date or maturity, as the case may be.

      All percentages resulting from any calculation on floating rate notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from this calculation will be rounded to the nearest cent or, in the case of notes denominated other than in United States dollars, the nearest unit (with one-half cent or unit being rounded upward).

  Commercial Paper Rate

      Unless otherwise indicated in the applicable pricing supplement, “commercial paper rate” means, for any commercial paper interest determination date, the money market yield of the rate on that date for commercial paper having the index maturity designated in the applicable pricing supplement as published by the Board of Governors of the Federal Reserve System in “Statistical Release H.15(519), Selected Interest Rates” or any successor publication selected by the calculation agent of the Board of Governors of the Federal Reserve System (“H.15(519)”) under the caption “Commercial Paper — Nonfinancial”. The following procedures will be followed if the commercial paper rate described above is not published by 9:00 a.m., New York City time, on the calculation date pertaining to that commercial paper interest determination date:

•	the commercial paper rate will be the money market yield of the rate on that commercial paper interest determination date for commercial paper having the index maturity designated in the applicable pricing supplement as published in H.15 Daily Update under the heading “Commercial Paper— Nonfinancial”;

•	if that rate is not yet published by 3:00 p.m., New York City time, on the calculation date pertaining to the commercial paper interest determination date, then the commercial paper rate for the commercial paper interest determination date will be calculated by the calculation agent and will be the money market yield of the arithmetic mean of the offered rates as of 11:00 a.m., New York City time, on such commercial paper interest determination date of three leading dealers of commercial paper in New York City selected by the calculation agent for commercial paper having the index maturity designated in the applicable pricing supplement placed for an industrial issuer whose bond rating is “AA”, or the equivalent, from a nationally recognized rating agency; or

•	if the dealers selected by the calculation agent are not quoting as mentioned above, the commercial paper rate will be the commercial paper rate in effect on that commercial paper interest determination date.

      “Money market yield” means a yield (expressed as a percentage rounded, if necessary, to the next higher one hundred thousandth of a percentage point) calculated in accordance with the following formula:

Money market yield =	D × 360 360 - (D × M)	× 100

where “D” refers to the per year rate for the commercial paper, quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the interest period for which interest is being calculated.

  LIBOR

      Unless otherwise indicated in the applicable pricing supplement, “LIBOR” will be determined by the calculation agent in accordance with the following provisions:

•	On each LIBOR interest determination date, LIBOR will be, as specified in the applicable pricing supplement, either:

•	the arithmetic mean of the offered rates for deposits in U.S. dollars having the index maturity designated in the applicable pricing supplement, commencing on the second London business day immediately following such LIBOR interest determination date, that appear on the Reuters Screen LIBO page as of 11:00 a.m., London time, on such LIBOR interest determination date, if at least two such offered rates appear on the Reuters Screen LIBO page (“LIBOR Reuters”); or

•	the rate for deposits in U.S. dollars having the index maturity designated in the applicable pricing supplement, commencing on the second London business day immediately following such LIBOR interest determination date, that appears on Telerate page 3750 as of 11:00 a.m., London time, on such LIBOR interest determination date (“LIBOR Telerate”). “Reuters Screen LIBO page” means the display designated as page “LIBO” on the Reuters Monitor Money Rates Service (or such other page as may replace page LIBO on that service for the purpose of displaying London interbank offered rates of major banks).

      “Telerate page 3750” means the display designated as page “3750” on the Telerate Service (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable pricing supplement, LIBOR will be determined as if LIBOR Telerate had been specified. If fewer than two offered rates appear on the Reuters Screen LIBO page, or if no rate appears on Telerate page 3750, as applicable, LIBOR in respect of such LIBOR interest determination date will be determined as if the parties had specified the rate described below:

•	for a LIBOR interest determination date on which fewer than two offered rates appear on the Reuters Screen LIBO page, as specified above, or on which no rate appears on Telerate page 3750, as specified above, as applicable, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars having the index maturity designated in the applicable pricing supplement are offered at approximately 11:00 a.m., London time, on that LIBOR interest determination date by four major banks in the London interbank market selected by the calculation agent to prime banks in the London interbank market, commencing on the second London business day immediately following such LIBOR interest determination date and in a principal amount equal to the amount of not less than $1,000,000 that is representative for a single transaction in such market at such time. The calculation agent will request the principal London office of each of the reference banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for that LIBOR interest determination date will be the arithmetic mean of such quotations;

•	if fewer than two quotations are provided as mentioned above, LIBOR for that LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on that LIBOR interest determination date by three major banks in The City of New York selected by the calculation agent for loans in U.S. dollars to leading european banks having the index maturity designated in the pricing supplement, commencing on the second London business day immediately following that LIBOR interest determination date and in a principal amount equal to an amount of not less than $1,000,000 that is representative for a single transaction in that market at that time; or

•	if the banks selected by the calculation agent are not quoting as mentioned above, LIBOR for that LIBOR interest determination date will be the interest rate otherwise in effect on that LIBOR interest determination date.

  CD Rate

      Unless otherwise indicated in the applicable pricing supplement, “CD rate” means, for any CD interest determination date, the rate on that date for negotiable certificates of deposit having the index maturity designated in the applicable pricing supplement as published in H.15(519) under the heading “CDs (Secondary Market)”. If not so published by 9:00 a.m., New York City time, on the calculation date pertaining to that CD interest determination date, the CD rate will be:

•	the rate on that CD interest determination date for negotiable certificates of deposit of the index maturity designated in the applicable pricing supplement as published in H.15 Daily Update under the heading “CDs (Secondary Market)”;

•	if that rate is not published by 3:00 p.m., New York City time, on the calculation date, then the CD rate on that CD interest determination date will be calculated by the calculation agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on that

CD interest determination date, of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in The City of New York selected by the calculation agent for negotiable certificates of deposit of major United States money market banks (in the market for negotiable certificates of deposit) with a remaining maturity closest to the index maturity designated in the applicable pricing supplement in a denomination of $5,000,000 or, if greater, an amount that is representative for a single transaction in the relevant market at the time; or

•	if the dealers selected as described above by the calculation agent are not quoting as mentioned above, the CD rate with respect to that CD interest determination date will be the CD rate in effect on that CD interest determination date.

  Fed Funds Rate

      Unless otherwise indicated in the applicable pricing supplement, “fed funds rate” means, for any fed funds interest determination date, the rate on that date for Federal Funds as shall be published in H.15(519) under the heading “Federal Funds (Effective)”. If not so published by 9:00 a.m., New York City time, on the calculation date pertaining to that fed funds interest determination date, the fed funds rate will be:

•	the rate on that fed funds interest determination date as published in H.15 Daily Update under the heading “Federal Funds (Effective)”;

•	if the rate described above is not published by 3:00 p.m., New York City time, on that calculation date, then the fed funds rate on that fed funds interest determination date will be calculated by the calculation agent and will be the arithmetic mean of the rates as of 9:00 a.m., New York City time, on that fed funds interest determination date for the last transaction in overnight Federal Funds arranged by three leading brokers of Federal Funds transactions in The City of New York selected by the calculation agent; or

•	if the brokers selected as described above by the calculation agent are not quoting as mentioned above, the fed funds rate with respect to that fed funds interest determination date will be the fed funds rate in effect on that fed funds interest determination date.

  Prime Rate

      Unless otherwise indicated in the applicable pricing supplement, “prime rate” means, for any prime interest determination date, the rate set forth in H.15(519) for that date opposite the caption “bank prime loan,” or, if not so published by 3:00 p.m., New York City time, on the calculation date pertaining to the prime interest determination date, the prime rate will be calculated by the calculation agent and will be:

•	the arithmetic mean of the rates of interest publicly announced by each bank named on the Reuters Screen USPRIME 1 as that bank’s prime rate or base lending rate as in effect for that prime interest determination date as quoted on the Reuters Screen USPRIME 1 on that prime interest determination date;

•	if fewer than four such rates appear on the Reuters Screen USPRIME 1 for the prime interest determination date, the rate shall be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by 360 as of the close of business on that prime interest determination date by at least two of the three major money center banks in The City of New York selected by the calculation agent from which quotations are requested;

•	if fewer than two quotations are quoted as mentioned above, the prime rate for that prime interest determination date shall be calculated by the calculation agent and shall be the arithmetic means of the prime rates quoted in The City of New York on that date by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any state thereof, having total equity capital of at least $500,000,000 and being subject to supervision or examination by a federal or state authority, selected by the calculation agent to quote that rate or rates; or

•	if the prime rate is not published in H.15(519) and the banks or trust companies selected as described above are not quoting as mentioned above, the prime rate with respect to that prime interest determination date will be the interest rate otherwise in effect on that prime interest determination date.

      “Reuters Screen USPRIME 1” means the display designated as page “USPRIME 1” on the Reuters Monitor Money Rates Service (or other page as may replace page USPRIME 1 on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

  Treasury Rate

      Unless otherwise indicated in the applicable pricing supplement, “treasury rate” means, for any treasury interest determination date, the rate for the most recent auction of direct obligations of the United States (“Treasury bills”) having the index maturity designated in the applicable pricing supplement as published in H.15(519) under the heading “U.S. Government Securities— Treasury Bills— Auction Average (Investment)”. If not published by 9:00 a.m., New York City time, on the calculation date pertaining to that treasury interest determination date, the treasury rate will be:

•	the auction average rate expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis as otherwise announced by the United States Department of the Treasury;

•	if the results of the auction of Treasury bills having the index maturity designated in the applicable pricing supplement are not published or announced as provided above by 3:00 p.m., New York City time, on the calculation date or if no auction is held in a particular week, then the treasury rate will be calculated by the calculation agent and will be a yield to maturity, expressed as a bond equivalent determined as described above of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on the Treasury interest determination date, of three leading primary United States government securities dealers selected by the calculation agent, for the issue of Treasury bills with a remaining maturity closest to the index maturity designated in the applicable pricing supplement; or

•	if the dealers selected as described above by the calculation agent are not quoting as mentioned above, the treasury rate with respect to the Treasury interest determination date will be the treasury rate then in effect on that treasury interest determination date.

Indexed Notes

      Notes may be issued as indexed notes, the principal amounts payable at maturity and/or the interest rate to be paid thereon to be determined by reference to the relationship between two or more currencies or currency units, to the price of one or more specified securities or commodities, to one or more securities or commodities exchange indices or other indices or by other similar methods or formulas. The supplement relating to an indexed note will describe, as applicable, the method by which the amount of interest payable on any interest payment date and the amount of principal payable at maturity in respect of the indexed note will be determined, certain special tax consequences of the purchase, ownership or disposition of the indexed notes, certain risks associated with an investment in the indexed notes and other information relating to the indexed notes.

      Unless otherwise specified in the applicable pricing supplement, the maximum principal amount payable at maturity in respect of any indexed note will be an amount equal to twice the face amount thereof and the minimum principal amount so payable will be zero.

      Unless otherwise specified in the applicable supplement, (1) for purposes of determining whether holders of the requisite principal amount of securities outstanding under the indenture have made a demand or given a notice or waiver or taken any other action, the outstanding principal amount of indexed notes will be deemed to be the U.S. dollar equivalent, determined on the original issue date of that indexed note, of that principal amount and (2) if the payment of principal of and interest on any indexed note is accelerated in accordance with the provisions described under “Description of Debt Securities— Events of Default, Notice and Waiver” in the attached prospectus, then CFC shall pay to the holder of that indexed note on the date of acceleration the principal amount determined by reference to the formula by which the principal amount of such indexed note would be determined on the stated maturity thereof, as if the date of acceleration were the stated maturity.

      An investment in indexed notes entails significant risks, including wide fluctuations in market value as well as in the amounts of payments due thereunder, that are not associated with a similar investment in a conventional debt security. Those risks depend on a number of factors including supply and demand for the particular commodity and economic and political events over which CFC has no control. Fluctuations in the price of any particular security or commodity, in the rates of exchange between particular currencies or in particular indices that have occurred in the past are not necessarily indicative, however, of fluctuations in the price or rates of exchange that may occur during the term of any indexed notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in indexed notes. Indexed notes are not an appropriate investment for investors who are unsophisticated with respect to securities, commodities and/or foreign currency transactions.

Amortizing Notes

      CFC may from time to time offer amortizing notes. Unless otherwise specified in the applicable pricing supplement, interest on each amortizing note will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to amortizing notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. Further information concerning additional terms and conditions of any issue of amortizing notes will be provided in the applicable pricing supplement. A table setting forth repayment information in respect of each amortizing note will be included in the applicable pricing supplement and set forth on such note.

Interest Rate Reset

      If CFC has the option with respect to any note to reset the interest rate, in the case of a fixed rate note, or to reset the spread and/or spread multiplier, in the case of a floating rate note, the supplement relating to such note will indicate that option, and, if so:

•	the date or dates on which the interest rate or spread and/or spread multiplier may be reset (each an “optional reset date”); and

•	any basis or formula for such resetting.

      CFC may exercise its option with respect to a note by notifying the paying agent of that exercise at least 45 but not more than 60 days prior to an optional reset date for that note. Not later than 40 days prior to that optional reset date, the paying agent will mail to the holder of the note a notice (the “reset notice”), first class, postage prepaid, setting forth:

•	the election of CFC to reset the interest rate, in the case of a fixed rate note, or the spread and/or spread multiplier, in the case of a floating rate note;

•	the new interest rate or new spread and/or spread multiplier; and

•	any provisions for redemption during the period from the optional reset date to the next optional reset date or, if there is no next optional reset date, to the stated maturity of the note (each such period a “subsequent interest period”), including the date or dates on which or the period or periods during which and the price or prices at which the redemption may occur during the subsequent interest period.

      Not later than 20 days prior to an optional reset date for a note, CFC may, at its option, revoke the interest rate, in the case of a fixed rate note, or the spread and/or spread multiplier, in the case of a floating rate note, in either case provided for in the reset notice and establish a higher interest rate, in the case of a fixed rate note, or a higher spread and/or spread multiplier, in the case of a floating rate note, for the subsequent interest period commencing on the optional reset date by mailing or causing the paying agent to mail notice of the higher interest rate or higher spread and/or spread multiplier, as the case may be, first class, postage prepaid, to the holder of the note. Notice will be irrevocable. All notes with respect to which the interest rate or spread and/or spread multiplier is reset on an optional reset date will bear the higher interest rate, in the case of a fixed rate note, or higher spread and/or spread multiplier, in the case of a floating rate note.

      If CFC elects to reset the interest rate or the spread and/or spread multiplier of a note, the holder of that note will have the option to elect repayment of the note by CFC on any optional reset date at a price equal to the principal amount thereof plus any accrued interest to the optional reset date. In order for a note to be so repaid on an optional reset date, the holder thereof must follow the procedures set forth below under “redemption and repayment” for optional repayment, except that:

•	the period for delivery of that note or notification to the paying agent will be a least 25 but not more than 35 days prior to the optional reset date; and

•	a holder who has tendered a note for repayment pursuant to a reset notice may by written notice to the paying agent revoke its tender for repayment until the close of business on the tenth day prior to the optional reset date.

Extension of Maturity

      If CFC has the option to extend the stated maturity of any note for one or more periods (each an “extension period”) up to but not beyond the date (the “final maturity date”) set forth in the supplement relating to that note, that supplement will indicate the option and any basis or formula for setting the interest rate, in the case of a fixed rate note, or the spread and/or spread multiplier, in the case of a floating rate note, applicable to any such extension period.

      CFC may exercise its option with respect to a note by notifying the paying agent of its exercise at least 45 but not more than 60 days prior to the stated maturity of that note in effect prior to the exercise of such option. No later than 40 days prior to the original stated maturity, the paying agent will mail to the holder of that note a notice relating to the extension period, first class, postage prepaid, setting forth:

•	the election of CFC to extend the stated maturity of the note;

•	the new stated maturity;

•	in the case of a fixed rate note, the interest rate applicable to the extension period or, in the case of a floating rate note, the spread and/or spread multiplier applicable to the extension period; and

•	any provisions for redemption during the extension period, including the date or dates on which or the period or periods during which and the price or prices at which redemption may occur during the extension period.

      Upon the mailing by the paying agent of an extension notice to the holder of a note, the stated maturity of that note will be extended automatically as set forth in the extension notice, and, except as modified by the extension notice and as described in the next paragraph, the note will have the same terms as prior to the mailing of the extension notice.

      Not later than 20 days prior to the original stated maturity for a note, CFC may, at its option, revoke the interest rate, in the case of a fixed rate note, or the spread and/or spread multiplier, in the case of a floating rate note, provided for in the extension notice and establish a higher interest rate, in the case of a fixed rate note, or a higher spread and/or spread multiplier, in the case of a floating rate note, for the extension period by mailing or causing the paying agent to mail notice of the higher interest rate or higher spread and/or spread multiplier, as the case may be, first class, postage prepaid, to the holder of that note. Notice will be irrevocable. All notes with respect to which the stated maturity is extended will bear the higher interest rate, in the case of a fixed rate note, or higher spread and/or spread multiplier, in the case of a floating rate note, for the extension period.

      If CFC elects to extend the stated maturity of a note, the holder of that note will have the option to elect repayment of that note by CFC at the original stated maturity at a price equal to the principal amount thereof plus any accrued interest to that date. In order for a note to be so repaid on the original stated maturity, the holder thereof must follow the procedures set forth below under “redemption and repayment” for optional repayment, except that:

•	the period for delivery of the note or notification to the paying agent will be at least 25 but not more than 35 days prior to the original stated maturity; and

•	a holder who has tendered a note for repayment pursuant to an extension notice may by written notice to the paying agent revoke its tender for repayment until the close of business on the tenth day prior to the original stated maturity.

Renewable Notes

      CFC may from time to time offer notes which will mature on an interest payment date specified in the applicable pricing supplement occurring in or prior to the twelfth month following the original issue date of such notes unless the term of all or any portion of any note (a “renewable note”) is renewed in accordance with the procedures described below.

      On the interest payment date occurring in the sixth month (unless a different interval (the “special election interval”) is specified in the applicable pricing supplement) prior to the initial maturity date of a renewable note (the “initial renewal date”) and on the interest payment date occurring in each sixth month (or in the last month of each special election interval) after the initial renewal date (each, together with the initial renewal date, a “renewal date”), the term of the renewable note may be extended to the interest payment date occurring in the twelfth month (or, if a special election interval is specified in the applicable pricing supplement, the last month in a period equal to twice the special election interval) after the renewal date, if the holder of such renewable note elects to extend the term of such renewable note or any portion thereof as described below. If a holder does not elect to extend the term of any portion of the principal amount of a renewable note during the specified period prior to any renewal date, that portion will become due and payable on the interest payment date occurring in the sixth month (or the last month in the special election interval) after the renewal date (the “new maturity date”).

      A holder of a renewable note may elect to renew the term of the renewable note, or if so specified in the applicable pricing supplement, any portion thereof, by delivering a notice to the trustee (or any duly appointed paying agent) at the corporate trust office not less than 15 nor more than 30 days prior to the renewal date (unless another period is specified in the applicable supplement as the “special election period”). Election will be irrevocable and will be binding upon each subsequent holder of such renewable note. An election to renew the term of a renewable note may be exercised with respect to less than the entire principal amount of the renewable note only if so specified in the applicable pricing supplement and only in such principal amount, or any integral multiple in excess thereof, as is specified in the applicable pricing supplement. Notwithstanding the foregoing, the term of the renewable notes may not be extended beyond the stated maturity specified for the renewable notes in the applicable pricing supplement.

      If the holder does not elect to renew the term, the renewable note must be presented to the trustee (or any duly appointed paying agent) simultaneously with notice of election (or, in the event notice of election, together with a guarantee of delivery within five business days, is transmitted on behalf of a holder from a member of a national securities exchange, the National Association of Securities Dealers, Inc. (the “NASD”) or a commercial bank or trust company in the United States, within five business days of the date of that notice). With respect to a renewable note that is a certificated note, as soon as practicable following receipt of the renewable note, the trustee (or any duly appointed paying agent) will issue in exchange therefor in the name of that holder:

•	a note, in a principal amount equal to the principal amount of the exchanged renewable note for which the election to renew the term thereof was exercised, with terms identical to those specified on such renewable note (except for the original issue date and the initial interest rate and except that such note will have a fixed, nonrenewable stated maturity on the new maturity date); and

•	if such election is made with respect to less than the full principal amount of the holder’s renewable note, a replacement renewable note, in a principal amount equal to the principal amount of the exchanged renewable note for which the election was made, with terms identical to the exchanged renewable notes.

Combination of Provisions

      If so specified in the applicable pricing supplement, any note may be subject to all of the provisions, or any combination of the provisions, described above under “Interest Rate Reset,” “Extension of Maturity” and “Renewable Notes”.

Redemption and Repayment

      Unless one or more redemption dates are specified in the applicable pricing supplement, the notes will not be redeemable prior to their stated maturity. If one or more redemption dates are specified with respect to any note, the applicable pricing supplement will also specify one or more redemption prices expressed as a percentage of the principal amount of the note and the redemption period or periods during which the redemption prices shall apply. Unless otherwise specified in the applicable pricing supplement, any such note will be redeemable at the option of CFC at the specified redemption price applicable to the redemption period during which that note is to be redeemed, together with interest accrued to the redemption date. Unless otherwise specified in the applicable pricing supplement, the notes will not be subject to any sinking fund. CFC may redeem any of the notes that are redeemable and remain outstanding either in whole or from time to time in part, upon not less than 30 nor more than 60 days’ notice.

      Unless otherwise specified in the applicable pricing supplement, notes cannot be repaid prior to stated maturity. If a note is repayable at the option of the holder on a date or dates specified prior to stated maturity, the applicable pricing supplement will set forth the price or prices of such repayment, together with accrued interest to the date of repayment.

      In order for a note that is repayable at the option of the holder to be repaid, the paying agent must receive at least 30 days but not more than 60 days prior to the repayment date:

•	appropriate wire instructions; and

•	either:

•	the note with the form entitled attached to the note duly completed; or

•	a telegram, telex, facsimile transmission or letter from a member of a national securities exchange or the NASD or a commercial bank or trust company in the United States setting forth the name of the holder of the note, the principal amount of the note, the portion of the principal amount of the note to be repaid, the certificate number or a description of the tenor and terms of the note, a statement that the option to elect repayment is being exercised thereby and a guarantee that the note to be repaid with the form entitled “Option to Elect Repayment” attached to the note duly completed will be received by the paying agent not later than five business days after the date of the telegram, telex, facsimile transmission or letter, and the note and form duly completed must be received by the paying agent by that fifth business day.

      Exercise of the repayment option by the holder of a note will be irrevocable, except as otherwise described above under “Interest Rate Reset” and “Extension of Maturity.” The repayment option may be exercised by the holder of a note for less than the entire principal amount of the note provided that the principal amount of the note remaining outstanding after repayment is an authorized denomination. No transfer or exchange of any note or, in the event that any note is to be repaid in part, the portion of the note to be repaid will be permitted after exercise of a repayment option. All questions as to the validity, eligibility, including time of receipt, and acceptance of any note for repayment will be determined by the trustee, whose determination will be final, binding and non-appealable.

      If a note is represented by a book-entry note, DTC’s nominee will be the holder of that note and will be the only entity that can exercise a right to repayment. In order to ensure that DTC’s nominee will timely exercise a right to repayment with respect to a particular note, the beneficial owner of that note must instruct the broker or other direct or indirect participant through which it holds an interest in that note to notify DTC of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a note in order to ascertain the cut-off time by which an instruction must be given in order for timely notice to be delivered to DTC.

      Unless otherwise specified in the applicable pricing supplement, if a note is an original issue discount note, the amount payable on that note in the event of redemption or repayment prior to its stated maturity will be the amortized face amount of that note, as specified in the applicable pricing supplement, as of the redemption date or the date of repayment, as the case may be.

Book-Entry Notes

      DTC will act as securities depositary for book-entry notes. The book-entry notes will be issued as fully-registered securities registered in the name of Cede & Co., the Depositary’s partnership nominee. One or more fully-registered global securities will be issued for each issue of the notes, each in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the NASD. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

      Purchases of book-entry notes under DTC’s system must be made by or through direct participants, which will receive a credit for the book-entry notes on DTC’s records. The ownership interest of each actual purchaser of each book-entry note (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the book-entry notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in book-entry notes, except in the event that use of the book-entry system for one or more book-entry notes is discontinued.

      To facilitate subsequent transfers, all global securities deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of global securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the book-entry notes. DTC’s records reflect only the identity of the direct participants to whose accounts such book-entry notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices will be sent to Cede & Co. If less than all of the book-entry notes are being redeemed, and unless otherwise notified by either CFC or the trustee, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

      Neither DTC nor Cede & Co. will consent or vote with respect to book-entry notes. Under its usual procedures, DTC will mail an Omnibus Proxy to CFC as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the book-entry notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Principal and interest payments on the book-entry notes will be made to DTC. DTC’s practice is to credit direct participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such participant and not of DTC, any agents, or CFC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of CFC or the agents, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

      A beneficial owner must give notice to elect to have its book-entry notes purchased or tendered, through its participant, to the paying agent, and must effect delivery of such book-entry notes by causing the direct participant to transfer the participant’s interest in the book-entry notes, on DTC’s records, to the paying agent. The requirement for physical delivery of book-entry notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the book-entry notes are transferred by direct participants on DTC’s records.

      DTC may discontinue providing its services as securities depositary with respect to the book-entry notes at any time by giving reasonable notice to CFC or the agents. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated notes are required to be printed and delivered in exchange for the book-entry notes represented by the global securities held by DTC.

      CFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, certificated notes will be printed and delivered in exchange for the book-entry notes represented by the global securities held by DTC.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that CFC believes to be reliable, but CFC takes no responsibility for the accuracy of such information.

      None of CFC, the trustee, any paying agent or the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Repurchase

      CFC may at any time purchase notes at any price or prices in the open market or otherwise. Notes so purchased by CFC may be held or resold or, at the discretion of CFC, surrendered to the trustee for cancellation.

Other Provisions

      Any provisions with respect to the determination of an interest rate basis, the specifications of interest rate basis, calculation of the interest rate applicable to, or the principal payable at maturity on, any note, its interest payment dates or any other matter relating thereto may be modified by the terms as specified under “Other Provisions” on the face of the note, or in an annex relating thereto if specified on the face of the note, and in the applicable pricing supplement.

PLAN OF DISTRIBUTION

      The notes are offered on a continuing basis by CFC through the agents, which have agreed to use their reasonable best efforts to solicit purchases of the notes, under the terms of the Agency Agreement dated October 23, 2003 by and between CFC and the agents listed therein. CFC will pay each agent a commission of from .125% to .750% of the principal amount of each note, depending on its stated maturity, or such other fee as is mutually agreed upon by CFC and the agent. CFC will have the sole right to accept offers to purchase notes and may reject any offer, in whole or in part. Each agent will have the right, in its discretion reasonably exercised, without notice to CFC, to reject any offer to purchase notes received by it, in whole or in part. CFC also may sell notes to each agent, acting as principal, at or above par or at a discount to be agreed upon at the time of sale, for resale to one or more investors or to one or more broker-dealers (acting as principal for purposes of resale) at varying prices related to prevailing market prices at the time of such resale, as determined by such agent or, if so agreed, at a fixed public offering price. Unless otherwise specified in the applicable pricing supplement, any note sold to an agent as principal will be purchased by that agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of a note of identical maturity. CFC has reserved the right to sell notes directly on its own behalf.

      An agent may sell notes it has purchased from CFC as principal to other dealers for resale to investors and other purchasers, and may allow any portion of the discount received in connection with the purchase from CFC to those dealers. After the initial public offering of notes, the public offering price (in the case of notes to be resold at a fixed public offering price), the concession and the discount may be changed.

      Unless otherwise indicated in the applicable pricing supplement, payment of the purchase price of notes will be required to be made in funds immediately available in New York City.

      The agents may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. CFC has agreed to indemnify the agents against and contribute toward certain liabilities, including liabilities under such Act. CFC has agreed to reimburse the agents for certain expenses.

      CFC also may sell notes or other medium-term notes on its own behalf directly to its members. Any notes so sold by CFC to its members will reduce the remaining principal amount of notes which may be offered by this prospectus supplement and the attached prospectus.

      The agents and/or certain of their affiliates engage in transactions with and perform services for CFC and certain of its affiliates in the ordinary course of business.

      In connection with the offering made by this prospectus supplement and the attached prospectus, the agents may purchase and sell the notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the agents in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes, and short positions created by the agents involve the sale by the agents of a greater aggregate principal amount of notes than they are required to purchase from CFC. The agents also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the notes sold in the offering may be reclaimed by the agents if such notes are repurchased by the agents in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

PROSPECTUS

National Rural Utilities

Cooperative Finance Corporation

$5,078,591,000

Debt Securities

We plan to issue from time to time up to $5,078,591,000 of debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplements carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these debt securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate the sale of debt securities unless accompanied by a prospectus supplement.

The date of this prospectus is October 17, 2003

WHERE YOU CAN FIND MORE INFORMATION ABOUT

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

      National Rural Utilities Cooperative Finance Corporation (“CFC”) files annual, quarterly and current reports and other information with the SEC. You may read and copy any document CFC files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. CFC’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows the incorporation by reference of information filed in other documents into this prospectus, which means that CFC can disclose information important to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. CFC incorporates by reference the document listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

• Annual Report on Form 10-K for the year ended May 31, 2003.

• Current Report on Form 8-K dated September 30, 2003.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Steven L. Lilly
Senior Vice President and Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
Woodland Park, 2201 Cooperative Way
Herndon, Virginia 20171-3025
(703) 709-6700

      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted.

CFC

      CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in 1969. CFC’s principal purpose is to provide its members with a source of financing to supplement the loan program of the Rural Utilities Service (“RUS”) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organizations to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members. Through Rural Telephone Finance Cooperative (“RTFC”), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. CFC’s offices are located at Woodland Park, 2201 Cooperative Way, Herndon, VA 20171-3025 and its telephone number is (703) 709-6700.

      CFC’s 1,042 electric members as of May 31, 2003 included 898 utility members, the majority of which are consumer-owned cooperatives, 71 service members and 73 associate members. The utility members included 826 distribution systems and 72 generation and transmission systems in 49 states, the District of Columbia and one U.S. territory.

      CFC’s long-term loans to utility members generally have 35-year maturities. CFC makes loans alone or in conjunction with concurrent RUS loans. Loans made to members that do not also have RUS loans are generally secured by a mortgage on substantially all of the utility member’s property (including revenues). Loans made to members that also have RUS loans are generally secured ratably with RUS’s loans by a common mortgage on substantially all the utility member’s property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are offered daily based on the overall cost of long-term funds and may be obtained for any period from one to 35 years. Variable rates are adjusted monthly in line with changes in the cost of short-term funds.

      CFC makes short-term line-of-credit loans on either a secured or an unsecured basis. CFC has the right to adjust the rates on these loans semi-monthly in line with changes in the short-term cost of funds.

      CFC also makes loans to telecommunication systems through RTFC. These loans are primarily long-term fixed or variable rate loans with maturities not exceeding 15 years and short-term loans. In many cases, the customers of the electric cooperatives are also the customers of the RTFC telecommunications systems, as both the cooperatives and the RTFC systems serve the rural areas of the United States.

      At May 31, 2003, CFC had a total of $19,484 million of loans and $1,904 million of guarantees outstanding.

      CFC’s guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt generally cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage, often joint with RUS, on the system’s property or, in the case of a lease transaction, on the leased property. Holders of $829 million of the guaranteed pollution control debt at May 31, 2003 had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

      By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At May 31, 2003, the allowance was $565 million. At May 31, 2003, CFC’s ten largest borrowers had outstanding loans totaling $4,768 million, which represented 24% of CFC’s total loans outstanding. As of May 31, 2003, outstanding guarantees for these same ten largest borrowers totaled $610 million, which represented 32% of CFC’s guarantees outstanding. On that date, no member had loans and guarantees outstanding in excess of 3.4% of the aggregate amount of CFC’s outstanding loans and guarantees.

USE OF PROCEEDS

      Unless otherwise specified in a prospectus supplement, CFC will add the net proceeds from the sale of the debt securities to the general funds, which will be used to make loans to members, repay short-term borrowings, refinance existing long-term debt and for other corporate purposes. CFC expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

SUMMARY FINANCIAL INFORMATION

      The following is a summary of selected financial data for each of the five years ended May 31, 2003.

	2003	2002	2001	2000	1999

(Dollar amounts in thousands)

For the year ended May 31:

Operating income	$1,070,875	$1,186,533	$1,388,295	$1,020,998	$792,052

Gross margin	140,028	300,695	270,456	159,674	127,943

Operating margin	15,153	63,834	132,766	115,333	76,439

Derivative cash settlements(A)	122,825	34,191	—	—	—

Derivative forward value(A)	757,212	41,878	—	—	—

Foreign currency adjustments(B)	(243,220)	(61,030)	—	—	—

Cumulative effect of change in accounting principle(A)	—	28,383	—	—	—

Net margin	$651,970	$107,256	$132,766	$115,333	$76,439

Fixed charge coverage ratio	1.70	1.09	1.12	1.13	1.12

Adjusted fixed charge coverage ratio	1.17	1.12	1.12	1.13	1.12

As of May 31:

Assets	$20,974,288	$20,342,935	$19,998,842	$17,083,440	$13,925,252

Long-term debt(C)	16,000,744	14,855,550	11,376,412	10,595,596	6,891,122

Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000

Members’ subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816

Members’ equity(A)	454,376	392,056	393,899	341,217	296,481

Total equity	930,836	328,731	393,899	341,217	296,481

Guarantees(D)	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197

Leverage ratio	23.58	67.14	55.40	54.77	52.35

Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10

Debt to equity ratio	21.53	60.88	49.77	49.07	45.97

Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(A)	The derivative cash settlements represent the net settlements due on interest rate and cross currency exchange agreements that do not qualify for hedge accounting for the years ended May 31, 2003 and 2002. In prior years, this amount had been included in the cost of funds line on the combined statement of operations. The derivative forward value represents the present value of all future net settlements on agreements that do not qualify for hedge accounting based on the current estimate of future interest rates. The cumulative effect of change in accounting principle represents the forward value of interest rate and cross currency exchange agreements recorded as a transition adjustment upon adoption of Statement of Financial Accounting Standards No. 133 (“SFAS 133”). Members’ equity represents total equity excluding foreign currency adjustments, derivative forward value, cumulative effect of change in accounting principle and accumulated other comprehensive income.

(B)	Foreign currency adjustments represent the change in value during the period on foreign denominated debt that is not related to a qualifying hedge under SFAS 133. The foreign denominated debt is revalued at each reporting date based on the current exchange rate. To the extent that the current exchange rate is different than the exchange rate at the time of issuance, there will be a change in the value of the foreign denominated debt. CFC enters into foreign currency exchange agreements at the time of each foreign denominated debt issuance to lock in the exchange rate for all principal and interest payments required through maturity.

(C)	Includes commercial paper reclassified as long-term debt in the amount of $3,951 million, $3,706 million, $4,638 million, $5,493 million and $2,403 million at May 31, 2003, 2002, 2001, 2000 and 1999, respectively, due to revolving credit agreements in place allowing CFC to borrow the amounts noted on a long-term basis. Excludes $2,911 million, $2,883 million, $4,388 million, $3,040 million and $983 million in long-term debt that comes due, matures and/or will be redeemed during fiscal years 2004, 2003, 2002, 2001 and 2000, respectively. Includes the long-term debt valuation allowance of $(1) million and $2 million and the foreign currency valuation account of $326 million and $(2) million at May 31, 2003 and 2002, respectively.

(D)	Members’ interest expense on debt obligations guaranteed by CFC was approximately $28 million, $39 million, $69 million, $40 million, and $74 million for the years ended May 31, 2003, 2002, 2001, 2000, and 1999, respectively.

Non-GAAP Financial Measures

      CFC makes certain adjustments to financial measures in assessing its financial performance that are not in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP adjustments fall primarily into two categories: (1) adjustments to exclude the impact of the accounting for investments required by SFAS 133 and foreign currency adjustments, and (2) adjustments related to the calculation of leverage and debt to equity ratios. These adjustments reflect management’s perspective on CFC’s operations, and in several cases adjustments used to measure covenant compliance under its revolving credit agreements, and thus CFC believes these are useful financial measures for investors. For a more complete explanation of these adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in CFC’s Annual Report on Form 10-K for the year ended May 31, 2003 incorporated by reference in this prospectus. Reconciliations of these adjusted measures to GAAP financial measures follow.

Adjustments to Fixed Charge Coverage Ratio Calculation

      Fixed charge coverage ratio using GAAP financial measures is calculated as follows:

Cost of funds + net margin prior to cumulative effect of change in accounting principle
Fixed Charge Coverage Ratio =
Cost of funds

      Adjusted fixed charge coverage ratio is calculated as follows:

Cost of funds + derivative cash settlements + net margin prior to the cumulative effect of change in accounting principle - derivative forward value - foreign currency adjustments
Adjusted fixed charge coverage ratio =
Cost of funds + derivative cash settlements

      The following chart provides a reconciliation between cost of funds and net margin and these financial measures adjusted to exclude the impact of SFAS 133 and foreign currency adjustments for the years ended May 31, 2003 and 2002. No adjustment for SFAS 133 and foreign currency adjustments is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

	Year Ended May 31,
(Dollar amounts in thousands)	2003	2002

Cost of funds	$930,847	$885,838

Plus: Derivative cash settlements	(122,825)	(34,191)

Adjusted cost of funds	$808,022	$851,647

Net margin prior to cumulative effect of change in accounting principle	$651,970	$78,873

Less: Derivative forward value	(757,212)	(41,878)

Foreign currency adjustments	243,220	61,030

Adjusted net margin	$137,978	$98,025

Adjustments to the Calculation of Leverage and Debt to Equity Ratios

      The leverage and debt to equity ratios using GAAP financial measures are calculated as follows:

Liabilities + guarantees outstanding
Leverage ratio =
Total equity

Liabilities
Debt to equity ratio =
Total equity

      The adjusted leverage and debt to equity ratios are calculated as follows:

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates +guarantees outstanding
Adjusted leverage ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates
Adjusted debt to equity ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt + loan loss allowance

      The following chart provides a reconciliation between the liabilities and equity used to calculate the leverage and debt to equity ratios and these financial measures reflecting the adjustments noted above, as well as the ratio calculations for the five years ended May 31, 2003.

	May 31,

	2003	2002	2001	2000	1999
(Dollar amounts in thousands)
Liabilities	$20,043,452	$20,014,204	$19,604,943	$16,742,223	$13,628,771

Less:

Derivative liabilities (1) (2)	(353,840)	(254,143)	—	—	—

Foreign currency valuation account (3)	(325,810)	2,355	—	—	—

Debt used to fund loans guaranteed by RUS	(266,857)	(242,574)	(182,134)	(89,153)	(130,940)

Subordinated deferrable debt	(650,000)	(600,000)	(550,000)	(400,000)	(400,000)

Subordinated certificates	(1,708,297)	(1,691,970)	(1,581,860)	(1,340,417)	(1,239,816)

Adjusted liabilities	$16,738,648	$17,227,872	$17,290,949	$14,912,653	$11,858,015

Total Equity	$930,836	$328,731	$393,899	$341,217	$296,481

Less:

Prior year cumulative derivative forward value and foreign currency adjustments (2)(3)(4)	(9,231)	—	—	—	—

Current period derivative forward value (2)(4)	(757,212)	(70,261)	—	—	—

Current period foreign currency adjustments (3)	243,220	61,030	—	—	—

Accumulated other comprehensive loss (2)	46,763	72,556	—	—	—

Subtotal members’ equity	454,376	392,056	393,899	341,217	296,481

Plus:

Subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816

Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000

Adjusted equity	$2,812,673	$2,684,026	$2,525,759	$2,081,634	$1,936,297

Loan loss allowance	565,058	506,742	331,997	228,292	212,203

Adjusted equity plus loan loss allowance	$3,377,731	$3,190,768	$2,857,756	$2,309,926	$2,148,500

Guarantees	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197

Leverage ratio	23.58	67.14	55.40	54.77	52.35

Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10

Debt to equity ratio	21.53	60.88	49.77	49.07	45.97

Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(1)	Includes the long-term debt valuation allowance of $(941) and $2,340 at May 31, 2003 and 2002, respectively.

(2)	No adjustment for SFAS 133 is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

(3)	No adjustment for foreign currency is required prior to CFC’s implementation of SFAS 133 in fiscal year 2002. Prior to that date, CFC was allowed under SFAS 52 to account for the foreign denominated debt and the related cross currency exchange agreement as one transaction in the cost of funds.

(4)	Includes $28,383 related to the cumulative effect of change in accounting principle recorded in fiscal year 2002.

     CFC does not have outstanding any common stock and does not pay dividends. Annually, CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital 70% during the next fiscal year and holds the remaining 30% for 15 years. All retirements of patronage capital are subject to approval by the Board of Directors, if permitted by CFC’s contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

CAPITALIZATION

      The following table shows the capitalization of CFC as of May 31, 2003.

(Dollars amounts in thousands)

Senior debt:

Short-term debt(A)	$1,096,353

Long-term debt(A)	16,000,744

Total senior debt(B)	17,097,097

Subordinated debt and total equity:

Subordinated deferrable debt(C)	650,000

Members’ subordinated certificates(D)	1,708,297

Total equity	930,836

Total capitalization	$20,386,230

(A)	At May 31, 2003, CFC reclassified $3,951 million of short-term debt as long-term due to revolving credit agreements in place at May 31, 2003 that would allow CFC to borrow $3,951 million with repayment due after May 31, 2004.

(B)	In addition, at May 31, 2003 CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $899 million. Guaranteed tax-exempt securities include $829 million of long-term adjustable or floating/ fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At May 31, 2003, CFC had also guaranteed its members’ obligations in connection with certain lease transactions and other debt in the amount of $1,005 million.

(C)	Subordinated deferrable debt is subordinate and junior in right of payment to senior debt. CFC has the right at any time and from time to time during the term of the subordinated deferrable debt to defer the payment of interest for up to 20 consecutive quarters.

(D)	Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC’s extension of long-term credit to them. Those certificates issued as a condition of membership, $644 million at May 31, 2003, generally mature 100 years from issuance and bear interest at 5% per annum. The loan and guarantee subordinated certificates mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

DESCRIPTION OF DEBT SECURITIES

      The following description summarizes the general terms and provisions that may apply to the debt securities. Each prospectus supplement will state the particular terms of the debt securities and the extent, if any, to which the general provisions may apply to the debt securities included in the supplement.

      The debt securities will be issued under an indenture dated as of December 15, 1987, as supplemented by a First Supplemental Indenture dated as of October 1, 1990, between CFC and U.S. Bank National Association, as successor trustee (as so supplemented, the “indenture”). The indenture does not limit the aggregate principal amount of debt securities which may be issued under it. Additionally, CFC may, without the consent of the holders of the debt securities of any series, re-open a previous series of debt securities and issue additional debt securities of the same series, which additional debt securities will have the same terms as the original series except for the issue price, issue date and, in some cases, the first interest payment date.

CFC will not issue any additional debt securities of the same series unless the additional debt securities will be fungible with all debt securities of the same series for United States Federal income tax purposes.

      The statements in this prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer’s certificates establishing the debt securities, and the debt securities are merely an outline and do not purport to be complete. We refer you to the indenture and any supplemental indenture, each of which is or will be incorporated by reference into this prospectus for further information.

General

      The debt securities will be issued in fully registered form without coupons unless the applicable prospectus supplement provides for an issuance to be in a form registered as to principal only with or without coupons or in bearer form with or without coupons or any combination thereof. Debt securities may also be issued in temporary or definitive global bearer form. Unless specified otherwise in the prospectus supplement all debt securities will be denominated in U.S. dollars, registered debt securities will be issued in denominations of $1,000 or multiples of $1,000 and bearer debt securities will be issued in denominations of $5,000 or multiples of $5,000.

      The debt securities will be direct, unsecured obligations of CFC. CFC also issues secured senior debt in the form of collateral trust bonds, secured by a pledge of member loans. At May 31, 2003, CFC had $6,302 million collateral trust bonds outstanding.

      If any of the debt securities are offered in a foreign currency or currency unit or if principal of, any premium or any interest on any of the debt securities is payable in any foreign currency or currency unit, the applicable prospectus supplement will describe the restrictions, elections, specific terms and other information relative to those debt securities.

      CFC may issue debt securities in one or more series with the same or various maturities at or above par or with an original issue discount. Original issue discount securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) below their stated principal amount. See “United States Taxation—Tax consequences to U.S. Holders— Interest” for a discussion of certain Federal income tax considerations with respect to any original issue discount securities.

      The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of such securities. These terms may include:

•	the title and the limit on the aggregate principal amount of debt securities to be issued;

•	the percentage of their principal amount at which the debt securities will be sold;

•	the date or dates on which the debt securities will mature;

•	the annual rate or rates (which may be fixed or variable) or the method of determining any rate or rates at which the debt securities will bear interest;

•	the date or dates from which such interest shall accrue and the date or dates at which interest will be payable;

•	the place where payments may be made on the debt securities;

•	any redemption or sinking fund terms;

•	the principal amount of original issue discount debt securities payable upon acceleration;

•	the means of satisfaction and discharge of the indenture with respect to the debt securities;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	the currency, currencies or currency unit or units for which the debt securities may be purchased and the currency, currencies or currency unit or units in which the payment of principal of and any premium and interest on such securities will be made;

•	if either CFC or the holders of debt securities may elect payment in a currency, currencies or currency unit or units other than that in which the debt securities are stated to be payable, then the period or periods within which, and the terms upon which, the election may be made and, if the amount of those payments may be determined with reference to an index based on a currency, currencies or currency unit or units, other than that in which the debt securities are stated to be payable, then the manner in which such amounts shall be determined;

•	whether the debt securities will be issued as registered debt securities, in a form registered as to principal only with or without coupons, or as bearer debt securities including temporary and definitive global form, or any combination thereof and applicable exchange provisions;

•	whether CFC will pay additional amounts to any holder of debt securities who is not a United States person (as defined under “United States Taxation”) in respect of any tax, assessment or governmental charge required to be withheld or deducted and whether CFC will have the option to redeem the applicable debt securities rather than pay additional amounts;

•	the applicability to the series of the indenture defeasance provisions;

•	whether the covenants described below under “Restriction on Indebtedness” will apply to the debt securities; and

•	any other terms of the debt securities not inconsistent with the indenture. (Section 301)

Exchange, Registration and Transfer

      Unless otherwise specified in the applicable prospectus supplement, registered debt securities of any series that are not global debt securities will be exchangeable for other registered debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if debt securities of any series are issuable as both registered debt securities and bearer debt securities, the holder may choose, upon written request and subject to the terms of the indenture, to exchange bearer debt securities and the appropriate related coupons of that series into registered debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer debt securities with attached coupons surrendered in exchange for registered debt securities between a regular record date or a special record date and the relevant date for payment of interest must be surrendered without the coupon relating to the interest payment date. Interest will not be payable in respect of the registered debt security issued in exchange for that bearer debt security. The interest will be payable only to the holder of that coupon when due in accordance with the terms of the indenture. Bearer debt securities will not be issued in exchange for registered debt securities. No service charge will be made for any registration of transfer or exchange of the debt securities, but CFC may require payment of a sum sufficient to cover any applicable tax. (Section 305)

      You may present debt securities for exchange as provided above. In addition, you may present registered debt securities for registration of transfer together with the duly executed form of transfer at the office of the security registrar or at the office of any transfer agent designated by CFC for that purpose with respect to any series of debt securities referred to in an applicable prospectus supplement. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. CFC has appointed U.S. Bank National Association as security registrar. (Section 305) If a prospectus supplement refers to any transfer agents (in addition to the security registrar) initially designated by CFC with respect to any series of debt securities, CFC may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts. However, if debt securities of a series are issuable solely as registered debt securities, CFC will be required to maintain a transfer agent in each place of payment for such series and, if debt securities of a series are issuable as bearer debt securities, CFC will be required to maintain (in addition to the security registrar) a transfer agent in a place of payment for such series. CFC may at any time designate additional transfer agents with respect to any series of debt securities. (Section 1002)

      In the event of any redemption in part, CFC will not be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on:

•	if debt securities of the series are issuable only as registered debt securities, the day of mailing of the relevant notice of redemption;

•	if debt securities of the series are issuable only as bearer debt securities, the day of the first publication of the relevant notice of redemption; or

•	if debt securities of the series are issuable as registered debt securities and bearer debt securities and there is no publication of the relevant notice of redemption, the day of mailing of the relevant notice of redemption;

•	register the transfer of or exchange any registered debt security, or portion thereof, called for redemption, except the unredeemed portion of any registered debt security being redeemed in part; or

•	exchange any bearer debt security called for redemption, except to exchange such bearer debt security for a registered debt security of that series and like tenor which is simultaneously surrendered for redemption. (Section 305)

Payment and Paying Agents

      Unless otherwise specified in an applicable prospectus supplement, payment of principal and any premium and any interest on registered debt securities will be made at the office of the paying agent or paying agents that CFC may designate at various times. However, CFC may also make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. (Section 301) Unless otherwise specified in an applicable prospectus supplement, CFC will make payment of any installment of interest on registered debt securities to the person in whose name that registered debt security is registered at the close of business on the regular record date for such interest. (Section 307)

      Unless otherwise specified in an applicable prospectus supplement, the office of U.S. Bank National Association in the Borough of Manhattan, The City of New York will be designated as sole paying agent for payments with respect to debt securities that are issuable solely as registered debt securities and as CFC’s paying agent in the Borough of Manhattan, The City of New York, for payments with respect to debt securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by CFC for the securities will be named in an applicable prospectus supplement. CFC may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, unless otherwise specified in an applicable prospectus supplement, if debt securities of a series are issuable solely as registered debt securities, CFC will be required to maintain a paying agent in each place of payment for such series. If debt securities of a series are issuable as bearer debt securities, CFC will be required to maintain:

•	a paying agent in the Borough of Manhattan, The City of New York, for payments with respect to any registered debt securities of the series and for payments with respect to bearer debt securities of the series in certain circumstances and

•	a paying agent in a place of payment located outside the United States where bearer debt securities of such series and any coupons may be presented and surrendered for payment. (Section 1002)

      All moneys paid by CFC to a paying agent for the payment of principal, premium, or interest on any debt security or coupon that remains unclaimed at the end of two years after becoming due and payable will be repaid to CFC. After that time, the holder of the debt security or coupon will, as an unsecured general creditor, look only to CFC for payment out of those repaid amounts. (Section 1003)

Restriction on Indebtedness

      CFC may not incur any indebtedness ranking senior to the debt securities or make any optional prepayment on any capital term certificate if, as a result, the principal amount of senior indebtedness outstanding, less the principal amount of government or government insured obligations held by CFC, on any future date would exceed 20 times the sum of the members’ equity in CFC at the time of determination plus the principal amount of capital term certificates outstanding at the time of determination or at the given future date. The principal amounts of senior indebtedness and capital term certificates to be outstanding on any future given date will be computed after giving effect to maturities and sinking fund requirements. (Section 1007) Senior indebtedness means all indebtedness of CFC (including all guarantees by CFC of indebtedness of others) except capital term certificates. A “capital term certificate” is defined as a note of CFC substantially in the form of the capital term certificates of CFC outstanding on the date of the indenture and any other indebtedness having substantially similar provisions as to subordination. As of May 31, 2003, CFC had $19.3 billion outstanding of senior indebtedness. Within the restrictions of the indenture, CFC was permitted to have outstanding an additional $36.9 billion of senior indebtedness.

Consolidation, Merger and Sale of Assets

      CFC may not consolidate with or merge into any other corporation or transfer its assets substantially as an entirety to any person unless:

•	the successor is a corporation organized under the laws of any domestic jurisdiction;

•	the successor corporation assumes CFC’s obligations under the indenture and the debt securities issued under the indenture;

•	immediately after giving effect to the transaction, no event of default and no event that, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing; and

•	certain other conditions are met. (Section 801)

Modification of the Indenture

      Any actions that CFC or the trustee may take toward adding to CFC’s covenants, adding additional events of default, establishing the form or terms of debt securities of any series, changing or eliminating any restriction on the manner or place of payment of principal of or interest on bearer debt securities will not require the approval of any holder of debt securities. In addition, CFC or the trustee may cure ambiguities or inconsistencies in the indenture or make other provisions as long as no holders’ interests are materially and adversely affected. (Section 901)

      Under the indenture, CFC’s rights and obligations and the rights of the holders may be modified with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of all affected series. None of the following modifications, however, is effective against any holders without the consent of the holders of all the affected outstanding debt securities:

•	changing the maturity, installment or interest rate of any of the debt securities;

•	reducing the principal amount, any premium or the interest rate of any of the debt securities;

•	reducing the amount of the principal of original issue discount debt securities payable on any acceleration of maturity;

•	changing the currency, currencies or currency unit or units in which any principal, premium or interest of any of the debt securities is payable;

•	changing any of CFC’s obligations to maintain an office or agency in the places and for the purposes required by the Indenture;

•	impairing any right to take legal action for an overdue payment;

•	reducing the percentage required for modifications to or waivers of compliance with the indenture; or

•	with certain exceptions, modifying the provisions for the waivers of certain covenants and defaults and any of the foregoing provisions. (Section 902)

Waiver of Certain Covenants

      Under the indenture, CFC will not be required to comply with certain restrictive covenants (including that described above under “Restriction on Indebtedness”) if the holders of at least a majority in principal amount of all series of outstanding debt securities affected waive compliance with the restrictive covenants. (Section 1009)

Events of Default, Notice and Waiver

      Each of the following will constitute an event of default under the indenture with respect to the debt securities of any series:

•	failure to pay interest on any debt security for 30 days after the interest becomes due;

•	failure to pay the principal of or any premium on any of the debt securities when due;

•	failure to deposit any sinking fund payment when the payment becomes due;

•	failure to perform or breach of the covenant described above under “Restrictions on Indebtedness” that continues for 60 days after the default becomes known to an officer of CFC;

•	failure to perform or breach of any other covenants or warranties in the Indenture that continues for 60 days after notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

•	certain events of bankruptcy, insolvency or reorganization of CFC; and

•	such other events as may be specified for each series. (Section 501)

      The indenture provides that if an event of default has happened and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of such series may declare the principal (or, if the debt securities are original issue discount debt securities, such portion of the principal amount as may be specified by the terms of such debt securities) of all of the outstanding debt securities of that series to be immediately due and payable. (Section 502)

      The indenture provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with these directions and may decline to act if any such direction is contrary to law or to the indenture or would involve the trustee in personal liability. (Section 507)

      The indenture provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default with respect to such series and its consequences, except a default:

•	in the payment of the principal of or any premium or any interest on any of the debt securities of the series or;

•	in respect of a covenant or provision which, under the terms of the indenture, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected. (Section 508)

      The indenture contains provisions entitling the trustee, subject to the duty during an event of default in respect of any series of debt securities to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power at the request of those holders. (Sections 601 and 603)

      The indenture provides that the trustee will, within 90 days after the occurrence of a default in respect of any series of debt securities, give to the holders of the debt securities of that series notice of all uncured and unwaived defaults known to it. However, except in the case of a default in the payment of the principal of or any premium or any interest on, or any sinking fund or purchase fund installment with respect to, any of the debt securities of that series, the trustee will be protected in withholding this notice if it in good faith determines that the withholding of such notice is in the interest of those holders. The above notice shall not be given until at least 60 days after the occurrence of an event of default regarding the performance or breach of any covenant or warranty other than for the payment of the principal of or premium or any interest on, or any sinking fund installment with respect to, any of the debt securities of such series. The term default for the purpose of this provision only means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series. (Section 602)

      The indenture requires CFC to file annually with the trustee a certificate, executed by two officers of CFC, indicating whether CFC is in default under the indenture. (Section 1008)

Meetings

      The indenture contains provisions for convening meetings of the holders of debt securities of a series if debt securities of that series are issuable as bearer debt securities. (Section 1201) A meeting may be called at any time by the trustee, and also, upon request, by CFC or the holders of at least 10% in principal amount of the outstanding debt securities of such series, upon notice given in accordance with “Notices” below. (Section 1202) Persons entitled to vote a majority in principal amount of the outstanding debt securities of a series shall constitute a quorum at a meeting of holders of debt securities of the series. However, that in the absence of a quorum, a meeting, called by CFC or the trustee shall be adjourned for a period of at least 10 days, and in the absence of a quorum at the adjourned meeting, the meeting shall be further adjourned for a period of at least 10 days, at which further adjourned meeting persons entitled to vote 25% in aggregate principal amount of the outstanding debt securities of that series shall constitute a quorum. Except for any consent which must be given by the holder of each outstanding debt security affected thereby, as described above under “Modification of the Indenture”, and subject to the provisions described in the last sentence under this subheading, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the lesser of:

•	the holders of a majority in principal amount of the outstanding debt securities of that series and

•	66 2/3% in aggregate principal amount of outstanding debt securities of such series represented and voting at the meeting.

      However, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the lesser of:

•	the holders of such specified percentage in principal amount of the outstanding debt securities of that series and

•	a majority in principal amount of outstanding debt securities of such series represented and voting at the meeting.

      Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series and the related coupons. With respect to any consent, waiver or other action which the indenture expressly provides may be given by the holders of a specified percentage of outstanding debt securities of all series affected (acting as one class), only the principal amount of outstanding debt securities of any series represented at a meeting or adjourned meeting duly reconvened at which a quorum is present as described above and voting in favor of such action shall be counted for purposes of calculating the aggregate principal amount of outstanding debt securities of all series affected favoring such action. (Section 1204)

Notices

      Except as otherwise provided in the indenture, notices to holders of bearer debt securities will be given by publication at least once in a daily newspaper in The City of New York and London and in such other city or cities as may be specified in the bearer debt securities and will be mailed to the persons whose names and addresses were previously filed with the trustee, within the time prescribed for the giving of such notice. Notices to holders of registered debt securities will be given by mail to the address of those holders as they appear in the security register. (Section 106)

Title

      Title to any bearer debt security (including any bearer debt security in temporary or definitive global bearer form) and any coupons will pass by delivery. CFC, the trustee and any agent of CFC or the trustee may treat the bearer of any bearer debt security and the bearer of any coupon and the registered owner of any registered debt security as the absolute owner thereof (whether or not such debt security or coupon is overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 308)

Replacement of Debt Securities and Coupons

      CFC will replace any mutilated debt security and any debt security with a mutilated coupon at the expense of the holder upon surrender of such mutilated debt security or debt security with a mutilated coupon to the trustee. CFC will replace debt securities or coupons that become destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of evidence of the destruction, loss or theft thereof satisfactory to CFC and the trustee. In the case of any coupon which becomes destroyed, stolen or lost, that coupon will be replaced upon surrender to the trustee of the debt security with all related coupons not destroyed, stolen or lost by issuance of a new debt security in exchange for the debt security to which such coupon relates. In the case of a destroyed, lost or stolen debt security or coupon an indemnity satisfactory to the trustee and CFC may be required at the expense of the holder of such debt security or coupon before a replacement debt security will be issued. (Section 306)

Satisfaction and Discharge; Defeasance

      At CFC’s request, the indenture will cease to be in effect as to CFC (except for certain obligations to register the transfer or exchange of debt securities and hold moneys for payment in trust) with respect to the debt securities when:

•	all the debt securities have been cancelled by the trustee, or;

•	in the case of debt securities and coupons not delivered to the trustee for cancellation; the debt securities or coupons have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and, in each case, CFC has deposited with the trustee, in trust, money, and, in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations or, in the case of debt securities and coupons denominated in a foreign currency, foreign government debt securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency units or units in which the offered debt securities are payable all the principal of, and interest on, the offered debt securities on the dates such payments are due in accordance with the terms of the offered debt securities, or;

•	the debt securities or coupons are deemed paid and discharged in the manner described in the next paragraph. (Section 401)

      Unless the prospectus supplement relating to the offered debt securities provides otherwise, CFC at its option:

•	will be discharged from any and all obligations in respect of the offered debt securities (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities and coupons, maintain paying agencies and hold moneys for payment in trust) or;

•	need not comply with certain restrictive covenants of the indenture (including those described above under “Restriction on Indebtedness”), in each case after CFC deposits with the trustee, in trust, money, and, in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations or, in the case of debt securities and coupons denominated in a foreign currency, foreign government debt securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency unit or units in which the offered debt securities are payable all the principal of, and interest on, the offered debt securities on the dates such payments are due in accordance with the terms of the offered debt securities.

      Among the conditions to CFC’s exercising any such option, CFC is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the offered debt securities to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. (Section 403)

      At CFC’s request, the trustee will deliver or pay to CFC any U.S. government obligations, foreign government securities or money deposited, for the purposes described in the preceding two paragraphs, with the trustee by CFC and which, in the opinion of a nationally-recognized firm of independent public accountants, are in excess of the amount which would then have been required to be deposited for such purposes. In addition, the trustee, in exchange for, simultaneously, other U.S. government obligations, foreign government securities or money, will deliver or pay to CFC, at CFC’s request, U.S. government obligations, foreign government securities or money deposited with the trustee for the purposes described in the preceding two paragraphs, if, in the opinion of a nationally-recognized firm of independent public accountants, immediately after such exchange, the obligations, securities or money then held by the trustee will be in the amount then required to be deposited with the trustee for such purposes. (Section 403)

Governing Law

      The indenture, the debt securities and the coupons will be governed by, and construed in accordance with, the laws of the State of New York. (Section 113)

The Trustee

      U.S. Bank National Association is the trustee under the indenture.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

      Under U.S. federal tax laws, certain limitations on offers, sales and delivery apply to bearer debt securities. CFC will set forth these limitations, as well as additional information regarding the U.S. federal income tax consequences in respect of a bearer debt security, in any prospectus supplement providing for the issuance of bearer debt securities.

UNITED STATES TAXATION

General

      This section summarizes the material U.S. tax consequences to holders of debt securities. However, the discussion is limited in the following ways:

•	The discussion only covers you if you buy your debt securities in the initial offering of a particular issuance of debt securities.

•	The discussion only covers you if you hold your debt securities as a capital asset (that is, for investment purposes), your “functional currency” is the U.S. dollar and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of debt securities such as your holding debt securities in connection with a hedging, straddle or conversion transaction. We suggest that you consult your tax advisor about the consequences of holding debt securities in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the debt securities.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not cover every type of debt security that we might issue. If we intend to issue a debt security of a type not described in this summary, additional tax information will be provided in the prospectus supplement for the debt security.

•	We have not requested a ruling from the IRS on the tax consequences of owning the debt securities. As a result, the IRS could disagree with portions of this discussion.

      If you are considering buying debt securities, we suggest that you consult your tax advisors about the tax consequences of holding the debt securities in your particular situation.

Tax Consequences to U.S. Holders

      This section applies to you if you are a “U.S. holder”. A “U.S. holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation or entity taxable as a corporation for U.S. Federal income tax purposes that was created under U.S. law (federal or state);

•	an estate whose worldwide income is subject to U.S. Federal income tax; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has validly elected to be treated as a U.S. person.

      If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding debt securities, we suggest that you consult your tax advisor.

     Interest

      The tax treatment of interest paid on the debt securities depends upon whether the interest is “qualified stated interest.” A debt security may have some interest that is qualified stated interest and some that is not.

      “Qualified stated interest” is any interest that meets all the following conditions:

•	It is payable at least once each year.

•	It is payable over the entire term of the debt security.

•	It is payable at a single fixed rate or at a specified variable rate.

•	The debt security has a maturity of more than one year from its issue date.

      If any interest on a debt security is qualified stated interest, then

•	If you are a cash method taxpayer (as are most individual holders), you must report that interest in your income when you receive it.

•	If you are an accrual method taxpayer, you must report that interest in your income as it accrues.

      If any interest on a debt security is not qualified stated interest, it is subject to the rules for original issue discount (“OID”) described below.

     Determining Amount of OID

      Debt securities that have OID are subject to additional tax rules. The amount of OID on a debt security is determined as follows:

•	The amount of OID on a debt security is the “stated redemption price at maturity” of the debt security minus the “issue price” of the debt security. If this amount is zero or negative, there is no OID.

•	The “stated redemption price at maturity” of a debt security is the total amount of all principal and interest payments to be made on the debt security, other than qualified stated interest.

•	The “issue price” of a debt security is the first price at which a substantial amount of the debt securities are sold to the public.

•	Under a special rule, if the OID determined under the general formula is very small, it is disregarded and not treated as OID. This disregarded OID is called “de minimis OID.” If all the interest on a debt security is qualified stated interest, this rule applies if the amount of OID is less than the following items multiplied together: (a) .25% ( 1/4 of 1%), (b) the number of full years from the issue date to the maturity date of the debt security, and (c) the principal amount.

     Accrual of OID Into Income

      If a debt security has OID, the following consequences arise:

•	You must include the total amount of OID as ordinary income over the life of the debt security.

•	You must include OID in income as the OID accrues on the debt securities, even if you are on the cash method of accounting. This means that you are required to report OID income, and in some cases pay tax on that income, before you receive the cash that corresponds to that income.

•	OID accrues on a debt security on a “constant yield” method. This method takes into account the compounding of interest. Under this method, the accrual of OID on a debt security, combined with the inclusion into income of any qualified stated interest on the debt security, will result in you being taxable at approximately a constant percentage of your unrecovered investment in the debt security.

•	The accruals of OID on a debt security will generally be less in the early years and more in the later years.

•	If any of the interest paid on the debt security is not qualified stated interest, that interest is taxed solely as OID. It is not separately taxed when it is paid to you.

•	Your tax basis in the debt security is initially your cost. It increases by any OID (not including qualified stated interest) you report as income. It decreases by any principal payments you receive on the debt security, and by any interest payments you receive that are not qualified stated interest.

     Debt Securities Subject to Additional Tax Rules

      Additional or different tax rules apply to several types of debt securities that we may issue.

      Short-term debt securities: We may issue debt securities with a maturity of one year or less. These are referred to as “short-term debt securities.”

•	No interest on these debt securities is qualified stated interest. Otherwise, the amount of OID is calculated in the same manner as described above.

•	You may make certain elections concerning the method of accrual of OID on short-term debt securities over the life of the debt securities.

•	If you are an accrual method taxpayer, a bank, a debt securities dealer, or in certain other categories, you must include OID in income as it accrues.

•	If you are a cash method taxpayer not subject to the accrual rule described above, you do not include OID in income until you actually receive payments on the debt security. Alternatively, you can elect to include OID in income as it accrues.

•	Two special rules apply if you are a cash method taxpayer and you do not include OID in income as it accrues. First, if you sell the debt security or it is paid at maturity, and you have a taxable gain, then the gain is ordinary income to the extent of the accrued OID on the debt security at the time of the sale that you have not yet taken into income. Second, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, then while you hold the debt security you cannot deduct any interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

      Floating rate debt securities: Floating rate debt securities are subject to special OID rules.

•	If the interest rate is based on a single fixed formula based on the cost of newly borrowed funds or other objective financial information (which in either case may include a fixed interest rate for the initial period), all the interest will be qualified stated interest. The amount of OID (if any), and the method of accrual of OID, will then be calculated by converting the debt security’s initial floating rate into a fixed rate and by applying the general OID rules described above.

•	If the debt security has more than one formula for interest rates, it is possible that the combination of interest rates might create OID. We suggest that you consult your tax advisor concerning the OID accruals on any floating rate debt security.

      Foreign currency debt securities: A “foreign currency debt security” is a debt security denominated in a currency other than U.S. dollars. Special tax rules apply to these debt securities:

•	If you are a cash method taxpayer, you will be taxed on the U.S. dollar value of any foreign currency you receive as interest. The dollar value will be determined as of the date when you receive the payments.

•	If you are an accrual method taxpayer, you must report interest income as it accrues. You can use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year). In this case, you will make an adjustment upon receipt of the foreign currency to reflect actual exchange rates at that time. Certain alternative elections may also be available.

•	Any OID on foreign currency debt securities will be determined in the relevant foreign currency. You must accrue OID in the same manner that an accrual basis holder accrues interest income.

•	Your initial tax basis in a foreign currency debt security is the amount of U.S. dollars you pay for the debt security (or, if you pay in foreign currency, the U.S. dollar value of that foreign currency on the purchase date). Adjustments are made to reflect OID and other items as described above.

•	If you collect foreign currency upon the maturity of the debt security, or if you sell the debt security for foreign currency, your gain or loss will be based on the U.S. dollar value of the foreign currency you receive. For a publicly traded foreign currency debt security, this value is determined for cash basis taxpayers on the settlement date for the sale of the debt security, and for accrual basis taxpayers on the trade date for the sale (although such taxpayers can also elect the settlement date). You will then have a tax basis in the foreign currency equal to the value reported on the sale.

•	Any gain or loss on the sale or retirement of a debt security will be ordinary income or loss to the extent it arises from currency fluctuations between your purchase date and sale date. Any gain or loss on the sale of foreign currency will also be ordinary income or loss.

      Other categories of debt securities: Additional rules may apply to certain other categories of debt securities. The prospectus supplement for these debt securities may describe these rules. In addition, we suggest that you consult your tax advisor in these situations. These categories of debt securities include:

•	debt securities with contingent payments;

•	debt securities that you can put to CFC before their maturity;

•	debt securities that are callable by CFC before their maturity, other than typical calls at a premium;

•	indexed debt securities with an index tied to currencies; and

•	Debt securities that are extendable at your option or at the option of CFC.

     Premium and Discount

      Additional special rules apply in the following situations involving discount or premium:

•	If you buy a debt security in the initial offering for more than its stated redemption price at maturity, the excess amount you pay will be “bond premium.” You can use bond premium to reduce your taxable interest income over the life of your debt security.

•	Similarly, if a debt security has OID and you buy it in the initial offering for more than the issue price, the excess (up to the total amount of OID) is called “acquisition premium.” The amount of OID you are required to include in income will be reduced by this amount over the life of the debt security.

•	If you buy a debt security in the initial offering for less than the initial offering price to the public, special rules concerning “market discount” may apply.

      Appropriate adjustments to tax basis are made in these situations. We suggest that you consult your tax advisor if you are in one of these situations.

     Accrual Election

      You can elect to be taxed on the income from the debt security in a different manner than described above. Under the election:

•	No interest is qualified stated interest.

•	You include amounts in income as it economically accrues to you. The accrual of income is in accordance with the constant yield method, based on the compounding of interest. The accrual of income takes into account stated interest, OID (including de minimis OID), market discount, and premium.

•	Your tax basis is increased by all accruals of income and decreased by all payments you receive on the debt security.

     Sale or Retirement of Debt Securities

      On your sale or retirement of your debt security:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the debt security. Your tax basis in the debt security is your cost, subject to certain adjustments.

•	Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the debt security for more than one year. For an individual, the maximum tax rate on long term capital gains is 15% for gains realized prior to January 1, 2009 and 20% for gains realized thereafter.

•	If (a) you purchased the debt security with de minimis OID, (b) you did not make the election to accrue all OID into income, and (c) you receive the principal amount of the debt security upon the sale or retirement, then you will generally have capital gain equal to the amount of the de minimis OID.

•	If you sell the debt security between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the debt security but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•	All or part of your gain may be ordinary income rather than capital gain in certain cases. These cases include sales of short-term debt securities, debt securities with market discount, debt securities with contingent payments, or foreign currency debt securities.

     Information Reporting and Backup Withholding

      Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your debt securities through a broker or other securities intermediary, the intermediary must provide information to the IRS concerning interest, OID and retirement or sale proceeds on your debt securities, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary with your taxpayer identification number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to these requirements but do not comply, the intermediary must withhold 28% of all amounts payable to you this year on the debt securities (including principal payments). The backup withholding rate that would apply to such amounts payable to you in the future is 28% through 2010 and 31% thereafter. If the intermediary withholds, you may claim the withheld amount as a credit against your federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

      This section applies to you if you are a “Non-U.S. holder.” A “Non-U.S. holder” is a holder of debt securities that is not a U.S. holder.

     Withholding Taxes

      Generally, payments of principal and interest (including OID) on the debt securities will not be subject to U.S. withholding taxes.

      However, for the exemption from withholding taxes to apply to you, you must meet one of the following requirements.

•	You provide a completed Form W-8BEN (or substitute form) to the bank, broker or other intermediary through which you hold your debt securities. The Form W-8BEN contains your name, address and a statement that you are the beneficial owner of the debt securities and that you are a Non-U.S. holder.

•	You hold your debt securities directly through a “qualified intermediary”, and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

•	You are entitled to an exemption from withholding tax on interest under a tax treaty between the U.S. and your country of residence. To claim this exemption, you must generally complete Form W-8BEN and claim this exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

•	The interest income on the debt securities is effectively connected with the conduct of your trade or business in the U.S., and is not exempt from U.S. tax under a tax treaty. To claim this exemption, you must complete Form W-8ECI.

      Even if you meet one of the above requirements, interest paid to you will be subject to withholding tax under any of the following circumstances:

•	The withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from withholding tax. Specific rules apply for this test.

•	The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

•	An intermediary through which you hold the debt securities fails to comply with the procedures necessary to avoid withholding taxes on the debt securities. In particular, an intermediary is generally required to forward a copy of your Form W-8BEN (or other documentary information concerning your status) to the withholding agent for the debt securities. However, if you hold your debt securities through a qualified intermediary— or if there is a qualified intermediary in the chain of title between you and the withholding agent for the debt securities— the qualified intermediary will not generally forward this information to the withholding agent.

•	The amount of interest payable on a debt security is based on the earnings of CFC or certain other contingencies. If this exception applies, additional information will be provided in the prospectus supplement.

      Interest payments made to you will generally be reported to the IRS and to you on Form 1042-S. However, this reporting does not apply to you if one of the following conditions applies:

•	You hold your debt securities directly through a qualified intermediary and the applicable procedures are complied with.

•	You file Form W-8ECI.

•	The debt securities have an original maturity of 183 days or less from their issue date.

      The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply to certain types of non-U.S. holders of debt securities, including partnerships, trusts, and other entities treated as pass-through entities for U.S. federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

     Sale or Retirement of Debt Securities

      If you sell a debt security or it is redeemed, you will not be subject to Federal income tax on any gain unless one of the following applies:

•	The gain is connected with a trade or business that you conduct in the U.S.

•	You are an individual, you were present in the U.S. for at least 183 days during the year in which you disposed of the debt security, and certain other conditions are satisfied.

•	The gain represents accrued interest or OID, in which case the rules for interest would apply.

     U.S. Trade or Business

      If you hold your debt security in connection with a trade or business that you are conducting in the U.S.:

•	Any interest on the debt security, and any gain from disposing of the debt security, generally will be subject to U.S. Federal income tax as if you were a U.S. holder.

•	If you are a corporation, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the debt security. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

     Information Reporting and Backup Withholding

      U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. holders as follows:

•	Principal and interest payments you receive will be automatically exempt from the usual rules if you are a Non-U.S. holder exempt from withholding tax on interest, as described above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition, as described above, interest payments made to you may be reported to the IRS on Form 1042-S.

•	Sale proceeds you receive on a sale of your debt securities through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

CERTAIN EUROPEAN UNION TAX MATTERS

      The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC regarding the taxation of saving income. Under this directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or payee. This requirement is subject to the right of Belgium, Luxembourg and Austria to opt instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years).

      Each member state is required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These provisions will be effective on January 1, 2005, but only if, at least six months before that date, the Council determines by unanimous vote that certain nonmember states have agreed to take similar actions effective on the same date. If the Council does not so determine, the effective date will be delayed. No assurance can be given as to whether, or on what date, the directive or any similar provision might become effective.

PLAN OF DISTRIBUTION

      CFC may sell the debt securities being offered hereby:

•	directly to purchasers,

•	through agents or

•	through underwriters or dealers which may include ABN AMRO Incorporated, Banc of America Securities LLC, Banc One Capital Markets, Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Scotia Capital (USA) Inc., and UBS Securities LLC.

      Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a reasonable best-efforts basis for the period of its appointment.

      If underwriters are utilized in the sale, CFC will enter into an underwriting agreement with those underwriters and the names of the underwriters and the terms of the transaction will be set forth in the supplement, which will be used by the underwriters to make resales of the debt securities or warrants in respect of which this prospectus is delivered to the public.

      If a dealer is utilized in the sale of any of the debt securities, CFC will sell those debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale.

      The agents and underwriters may be deemed to be underwriters and any discounts, commissions or concessions received by them from CFC or any profit on the resale of offered debt securities or warrants by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such person who may be deemed to be an underwriter and any such compensation received from CFC will be described in the prospectus supplement.

      Under agreements entered into with CFC, agents and underwriters who participate in the distribution of offered debt securities may be entitled to indemnification by CFC against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make.

      If indicated in the prospectus supplement, CFC will authorize agents and underwriters to solicit offers by certain institutions to purchase offered debt securities from CFC at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and unless CFC otherwise agrees the aggregate principal amount of offered debt securities sold pursuant to contracts will be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to CFC’s approval. Contracts will not be subject to any conditions except that the purchase by an institution of the offered debt securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the prospectus supplement will be granted to agents and underwriters soliciting purchases of offered debt securities pursuant to a contract accepted by CFC. Agents and underwriters will have no responsibility in respect of the delivery or performance of contracts.

      The place and time of delivery for the offered debt securities in respect of which this prospectus is delivered are set forth in the supplement.

      Each underwriter, dealer and agent participating in the distribution of any offered debt securities which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, offered debt securities in bearer form in the United States or its possessions or to United States persons (other than qualifying financial institutions) in connection with the original issuance of the offered debt securities. See “Limitations on Issuance of Bearer Securities”.

      All offered debt securities will be a new issue of debt securities with no established trading market. Any underwriters to whom offered debt securities are sold by CFC for public offering and sale may make a market in such offered debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any offered debt securities.

      Certain of the underwriters or agents and their associates may engage in transactions with and perform services for CFC in the ordinary course of business.

      In connection with offerings made hereby, the underwriters or agents may purchase and sell the debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters or agents in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities, and short positions created by the underwriters or agents involve the sale by the underwriters or agents of a greater aggregate principal amount of debt securities than they are required to purchase from CFC. The underwriters or agents also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the debt securities sold in an offering may be reclaimed by the underwriters or agents if such debt securities are repurchased in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

LEGAL OPINIONS

      The validity of the debt securities offered hereby and certain United States Federal income tax matters will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The agents or underwriters, if any, will be represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

EXPERTS

      The combined financial statements of CFC appearing in CFC’s 2003 Annual Report on Form 10-K at May 31, 2003 and 2002, and for the years then ended have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements for the fiscal year ended May 31, 2001 incorporated by reference in this prospectus and registration statement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

      On April 16, 2002, CFC engaged Ernst & Young LLP to perform the May 31, 2002 year end audit, replacing former auditor Arthur Andersen LLP.

      On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice arising from the government’s investigation of its role as auditors for Enron Corporation. Arthur Andersen LLP personnel who were involved with the Enron Corporation account had no involvement with the audit of CFC’s financial statements for the fiscal year ended May 31, 2001. The audit partner and manager primarily responsible for CFC’s audited financial statements for the fiscal year ended May 31, 2001, as well as other personnel of Arthur Andersen LLP’s Vienna, Virginia office, have left Arthur Andersen LLP. As a result, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of its report on such financial statements, and CFC has dispensed with the requirement to file the consent in reliance upon Rule 437a under the Securities Act of 1933.

      Due to the lack of Arthur Andersen LLP’s written consent to the incorporation by reference of its reports in this prospectus, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements or omissions contained in this prospectus, including the financial statements. Any other claims against Arthur Andersen LLP related to any such false and misleading statements or omissions will be limited.

National Rural Utilities

Cooperative Finance Corporation

$5,074,816,000

Medium-Term Notes, Series C

PROSPECTUS SUPPLEMENT
October 23, 2003

LEHMAN BROTHERS

ABN AMRO INCORPORATED

BANC OF AMERICA SECURITIES LLC

BANC ONE CAPITAL MARKETS, INC.

DEUTSCHE BANK SECURITIES

JPMORGAN

MERRILL LYNCH & CO.

SCOTIA CAPITAL

UBS INVESTMENT BANK